Filed by Duke Energy Corporation
                                                    Commission File No. 1-4928
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                 Commission File No. 132-02302



July 13, 2005                 DUKE ENERGY MEDIA CONTACT:         Pete Sheffield
                              Phone:                             980/373-4503
                              24-Hour:                           704/382-8333
                              CINERGY MEDIA CONTACT:             Steve Brash
                              Phone:                             513/287-2226
                              DUKE ENERGY ANALYST CONTACT:       Julie Dill
                              Cell Phone:                        704/307-9035
                              Phone:                             980/373-4332
                              CINERGY ANALYST CONTACT:           Brad Arnett
                              Phone: 513/287-3024


            DUKE ENERGY AND CINERGY SUBMIT FERC MERGER APPLICATION


CHARLOTTE, N.C. and CINCINNATI, OHIO - Duke Energy and Cinergy have filed an application with the Federal Energy Regulatory Commission (FERC) seeking approval of their merger agreement by early 2006.

"This filing represents an important step towards merger approval, and the timing is consistent with the schedule we outlined in May," said Paul Anderson, chairman of the board and chief executive officer of Duke Energy. "As our application suggests, the combination of Cinergy with Duke Energy will yield benefits for our shareholders, our customers and the energy markets as a whole."

"We believe this combination clearly meets the standards established by the commission for determining whether a merger is consistent with the public interest," said James Rogers, chairman, president and chief executive officer of Cinergy. "Our filing makes a strong case for a thorough but expeditious review."

Filed late Tuesday, the Duke-Cinergy application notes that by combining resources and best practices, the merger will enhance operations and create efficiencies in the new company. The planned combination will result in significant cost savings and other operational efficiencies, offering both strategic and financial advantages in serving the energy marketplace. The companies anticipate that upon review with state commissions, savings will be shared between customers and shareholders over time in an equitable manner.

Specifically, the combined company will create a stronger and larger portfolio of regulated utility businesses that will contribute a substantial percentage of stable earnings and enhance the financial strength of the combined company. The increased scale and scope will strengthen the balance sheet of the combined company, improving financial flexibility and positioning it well to meet future energy and infrastructure needs.

As stated in the application, the combined merchant power operation, with a fleet of more than 16,000 megawatts of unregulated generation, will benefit from increased fuel and market diversity. Consolidation of the trading and marketing units and Midwestern merchant generating fleets will enhance scale and efficiencies -- reducing the cost structure of the merchant operation and improving its ability to meet the needs of the competitive wholesale market.

Further, the application notes that the combination raises no horizontal or vertical competition issues, pointing to a detailed analysis of the transaction and its limited impact on affected energy markets.

Additional Filings

In addition to FERC, the merger, announced May 9, is conditioned upon approval by the shareholders of both companies, as well as a number of additional regulatory approvals or reviews by state and federal authorities, including the North Carolina Utilities Commission, the Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Nuclear Regulatory Commission, the Securities and Exchange Commission, the Department of Justice and the Federal Communications Commission (for transfer of certain licenses).

In recent weeks, the companies have filed applications related to the merger in Ohio and Indiana, and a draft registration statement with SEC. Duke and Cinergy expect to submit merger applications in North Carolina, South Carolina and Kentucky in the days ahead, with other required filings to follow. The companies anticipate receiving all necessary approvals by summer 2006.

Corporate Profiles

Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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